Exhibit (a)(1)(J)

EXHIBIT B

FORM OF

CONTINGENT CASH CONSIDERATION AGREEMENT

by and between

TRAIN MERGER SUB, INC.,

AMERICAN STOCK TRANSFER & TRUST COMPANY

as

Paying Agent,

and,

Solely for the Purposes of Section 16,

TEVA PHARMACEUTICAL INDUSTRIES LTD.

Dated as of [            ], 2014

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INDEX OF DEFINED TERMS

Page
Agreement	1
Board Resolution	10
CCCP	1
CCCP Register	2
CCCPs	1
Code	7
Company	1
Co-Paying Agent(s	2
Determinations	8
First Net Sales Compliance Certificate	4
First Net Sales Milestone	4
First Net Sales Milestone Date	4
First Net Sales Payment Amount	4
Guarantee	15
Guarantor	1
Holder	2
Holder Auditor	6
IFRS	5
Merger	1
Merger Agreement	1
Net Sales	4
Non-Compliance Certificate	6
Notice of Objection	8
NuPathe	1
NuPathe Common Stock	1
NuPathe Equity	1
Obligations	15
Offer	1
Paying Agent	1
Payment Amounts	8
Permitted Transfer	2
Second Net Sales Compliance Certificate	4
Second Net Sales Milestone	4
Second Net Sales Milestone Date	4
Second Net Sales Payment Amount	4
Surviving Person	11
Termination Date	4
Zecuity	4

ii

This CONTINGENT CASH CONSIDERATION AGREEMENT (this “Agreement”), dated as of [             ], 2014, is entered into by and between Train Merger Sub, Inc., a Delaware corporation (the “Company”) and wholly-owned, indirect subsidiary of the Guarantor (as defined below), American Stock Transfer & Trust Company, LLC, as Paying Agent (the “Paying Agent”), and, solely for the purposes of Section 16, Teva Pharmaceutical Industries Ltd., an Israeli corporation (the “Guarantor”).

W I T N E S S E T H:

WHEREAS, the Guarantor, the Company and NuPathe Inc., a Delaware corporation (“NuPathe”), have entered into an Agreement and Plan of Merger, dated as of January 17, 2014 (as may be amended and restated from time to time, the “Merger Agreement”), pursuant to which, among other things, the Company has commenced an offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of NuPathe (the “NuPathe Common Stock”), and, at the Effective Time (as defined in the Merger Agreement), NuPathe will be merged (the “Merger”) with the Company, with NuPathe continuing as the surviving corporation and as a wholly-owned subsidiary of the Guarantor, subject to Section 2.1 of the Merger Agreement;

WHEREAS, the consideration to be paid for each share of NuPathe Common Stock, warrant to purchase NuPathe Common Stock upon the exercise thereof, Company Option (as defined in the Merger Agreement) that has an exercise price that is less than Per Share Paid Value (as defined in the Merger Agreement) as of any Valuation Point (as defined in the Merger Agreement), and each Other Equity Award (as defined in the Merger Agreement) (collectively, “NuPathe Equity”) by the Company in the Offer and pursuant to the Merger Agreement includes contingent consideration payments as hereinafter described (each, a “CCCP” and collectively, the “CCCPs”);

WHEREAS, each holder of NuPathe Equity will receive one or more CCCPs in consideration of such holder’s NuPathe Equity in the amounts and subject to the terms and conditions set forth herein;

WHEREAS, all things necessary have been done to make the obligations of the Company hereunder the valid obligations of the Company, and to make this Agreement a valid agreement of the Company, in accordance with its terms; and

WHEREAS, the Company desires the Paying Agent to act on behalf of the Company, and the Paying Agent is willing to make payments in satisfaction of the Company’s obligations with respect to the CCCPs as provided herein.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein, the Company and the Paying Agent hereby agree as follows:

Section 1. Appointment of Paying Agent. The Company hereby appoints American Stock Transfer & Trust Company, LLC as the Paying Agent to act as agent for the Company in accordance with the instructions hereinafter set forth in this Agreement, and the Paying Agent hereby accepts such appointment. The Company may from time to time appoint additional paying agents (“Co-Paying Agent(s)”) as it may deem necessary or desirable. The Paying Agent shall have no duty to supervise, and shall in no event be liable for, the acts or omissions of any such Co-Paying Agents. In the event of the appointment of a Co-Paying Agent pursuant to this Section 1, the Company shall cause such Co-Paying Agent to become vested with the same powers, rights, duties and responsibilities as if it had originally been named as Paying Agent.

Section 2. No Certificates. The CCCPs shall not be evidenced by a certificate or other instrument, but shall be contract rights hereunder evidenced by the CCCP Register (as defined below).

Section 3. Registration by the Paying Agent

(a) The Company and the Paying Agent may deem and treat the registered holder (the “Holder”) of a CCCP as the absolute owner thereof for all purposes, and neither the Company nor the Paying Agent shall be affected by any notice to the contrary.

(b) The Company shall cause to be kept at the Paying Agent’s principal office a register (the “CCCP Register”) in which the Paying Agent shall provide for the registration of the CCCPs. The CCCPs shall, in the case of the holders of NuPathe Common Stock, be registered in the names and addresses of the holder as set forth in the applicable letter of transmittal accompanying the shares of NuPathe Common Stock surrendered by the holder thereof in connection with the Offer or the Merger pursuant to the Merger Agreement and in a denomination equal to the number of shares of NuPathe Common Stock so surrendered, and in the case of that NuPathe Equity that is not NuPathe Common Stock, be registered in the name and address of such holders set forth in the books and records of the Company at the Effective Time and in a denomination equal to the number of shares of NuPathe Common Stock evidenced by or issuable upon the conversion or exercise of such NuPathe Equity immediately prior to the Effective Time. A Holder may make a written request to the Paying Agent or the Company to change such Holder’s address of record on the CCCP Register. The written request must be duly executed by the Holder. Upon receipt of such written request by the Paying Agent or the Company, the Paying Agent shall promptly record the change of address on the CCCP Register. The Paying Agent shall provide a copy of the CCCP Register to the Company upon request.

Section 4. Rights of CCCP Holder. Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of being a Holder of a CCCP, the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter, or any rights of any kind or nature whatsoever as a stockholder of the Company, either at law or in equity. The rights of a Holder are limited to those expressed in this Agreement.

Section 5. Non-transferability. The CCCPs and any interest therein shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer (as defined herein) and, in the case of a Permitted Transfer, only in accordance with Section 6 hereof. A “Permitted Transfer” shall mean: (a) the transfer of any or all of the CCCPs on death, by will or intestacy; (b) transfer by instrument to an inter vivos or testamentary trust in which the CCCPs are to be passed to beneficiaries upon the death of the trustee; (c) transfer by gift or transfer to a trust or other estate planning device put in place by Holder for estate planning purposes; (d) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (f) a transfer made by operation of law (such as a merger).

Section 6. Transfer of CCCPs. (a) Subject to the restrictions on transferability set forth in Section 5 hereof, the Paying Agent shall, from time to time, register the transfer of any outstanding CCCPs upon the CCCP Register, upon delivery to the Paying Agent of a written instrument or instruments of transfer and other requested documentation in a form reasonably satisfactory to the Company and the Paying Agent, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, such signature to be guaranteed by a participant in a recognized Signature Guarantee Medallion Program. A request for a transfer of a CCCP shall be accompanied by such documentation establishing satisfaction of the conditions set forth in Section 5 hereof as may be reasonably requested by the Company (including opinions of counsel, if appropriate). Upon receipt of documentation reasonably satisfactory to the Company, the Company shall authorize the Paying Agent to permit the transfer of a CCCP. The Paying Agent shall not permit the transfer of a CCCP until it is so authorized by the Company. No transfer of a CCCP shall be valid until registered on the CCCP Register and any transfer not duly registered on the CCCP Register will be void ab initio. All transfers of CCCPs registered on the CCCP Register shall be the valid obligations of the Company, representing the same rights to receive cash as the CCCPs transferred then entitled such transferee to receive, and shall entitle the transferee to the same benefits and rights under this Agreement as those held by the transferor. It is clarified that the CCCP Register will show one position for Cede & Co which represents all the Shares held by DTC on behalf of the street holders of the Shares as of the Effective Time and the Paying Agent will have no responsibility whatsoever directly to the street holders with respect to transfer of CCCP. It is also clarified that with respect to any payments to be made under Section 7 below, the Paying Agent will accomplish the payment to the street holders by sending one lump payment to DTC, who will then be required to distribute the payments to brokers and shareholders no later than the date that is five business days after the delivery of the First Net Sales Compliance Certificate or the Second Net Sales Compliance Certificate, as applicable. The Paying Agent will have no responsibilities whatsoever with regards to distribution of payments to the street holders directly.

(a) No service charge shall be made for any registration of transfer of CCCPs. The Paying Agent shall have no duty or obligation to take any action under any Section of this Agreement which requires the payment by a Holder of a CCCP of applicable transfer or stamp taxes and charges unless and until the Paying Agent is satisfied that all such taxes and/or charges have been paid.

Section 7. Payment Procedures.

(a) First Net Sales Milestone

(i) Within five business days following the occurrence of the First Net Sales Milestone Date, the Company shall, at such time, deliver to the Paying Agent (A) a certificate (the “First Net Sales Compliance Certificate”) certifying that the Holders are entitled to receive the First Net Sales Payment Amount and establishing a payment date with respect to the First Net Sales Payment Amount that is within 5 business days of the date of such certificate and (B) an amount in cash equal to the aggregate First Net Sales Payment Amount with respect to the CCCPs held by all Holders.

(ii) “First Net Sales Milestone Date” shall mean the sixtieth day following the end of a calendar quarter in which cumulative Net Sales of Zecuity during the four preceding consecutive calendar quarters ending on or prior to the Termination Date are at least $100,000,000 (the achievement of such Net Sales in such time period, the “First Net Sales Milestone”).

(iii) “First Net Sales Payment Amount” shall mean an amount equal to $2.15 per CCCP, without interest thereon, payable in cash.

(iv) “Termination Date” shall mean the sixtieth day following the ninth anniversary of the date of the first commercial sale of Zecuity.

(v) “Zecuity” shall mean sumatriptan iontophoretic delivery system marketed by or on behalf of the Company or its affiliates, licenseees or sublicensees (or any successor thereto).

(b) Second Net Sales Milestone

(i) Within five business days following the occurrence of the Second Net Sales Milestone Date, the Company shall, at such time, deliver to the Paying Agent (A) a certificate (the “Second Net Sales Compliance Certificate”) certifying that the Holders are entitled to receive the Second Net Sales Payment Amount and establishing a payment date with respect to the Second Net Sales Payment Amount that is within five business days of the date of such certificate and (B) an amount in cash equal to the aggregate Second Net Sales Payment Amount with respect to the CCCPs held by all Holders. Upon such payment, no further payment by the Company pursuant to this Agreement shall be required.

(ii) “Second Net Sales Milestone Date” shall mean the sixtieth day following the end of a calendar quarter in which cumulative Net Sales of Zecuity during the four preceding consecutive calendar quarters ending on or prior to the Termination Date are at least $300,000,000 (the achievement of such Net Sales in such time period, the “Second Net Sales Milestone”).

(iii) “Second Net Sales Payment Amount” means an amount equal to $1.00 per CCCP, without interest thereon, payable in cash.

(c) Net Sales Calculation

(i) “Net Sales” means, with respect to Zecuity, the gross amount invoiced by or on behalf of the Company or its affiliates, licensees or sublicensees for Zecuity sold to third parties other than licensees or sublicensees in bona fide, arm’s-

length transactions, less the following deductions, without duplication, to the extent included in the gross invoiced sales price of the product or otherwise directly paid or incurred by the Company, its affiliates, licensees or sublicensees acting on its behalf with respect to the sale of such product:

(1) normal and customary trade and quantity discounts actually allowed and properly taken directly with respect to sales of the product;

(2) amounts repaid or credited by reasons of defects, recalls, returns, rebates and allowances of goods or because of retroactive price reductions specifically identifiable to the product;

(3) chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale or dispensing of the product;

(4) rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(5) amounts payable resulting from governmental (or agency thereof) mandated rebate programs or chargeback programs;

(6) tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on income) and charges of Governmental Authorities;

(7) cash discounts for timely payment;

(8) rebates paid to wholesalers for inventory management programs; and

(9) amounts repaid or credited or provisions made for uncollectible amounts on previously sold products; and

(10) required distribution commissions and fees (such as fees related to services provided pursuant to distribution service agreements with major wholesalers) payable to any third party providing distribution services to the Company so long as such commissions and fees are consistent with the distribution commissions and fees payable in respect to other branded prescription products commercialized by the Company;

(ii) all as determined in accordance with the Company’s usual and customary accounting methods, provided that it shall be in accordance with U.S. Generally Accepted Accounting Principles; or in accordance with International Financial Reporting Standards (“IFRS”), should the Company be required to, or elect to maintain records and books of accounts in accordance with IFRS. Sales from the Company to its affiliates, licensees or sublicensees shall be disregarded for purposes of calculating Net Sales. Any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of Net Sales but which are charged to third parties shall not be deducted from the invoice price in the calculation of Net Sales. Further:

(1) in the case of any sale or other disposal of a product between or among the Company and its affiliates, licensees and sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party;

(2) in the case of any sale which is not invoiced or is delivered before invoice, Net Sales shall be calculated at the time of shipment or when the product is paid for, if paid for before shipment or invoice; and

(3) in the case of any sale or other disposal for value, such as barter or counter-trade, of any product, or part thereof, other than in an arm’s-length transaction exclusively for money and excluding any patient assistance programs, Net Sales shall be calculated as above on the value of the non-cash consideration received or the fair market price (if higher) of the product in the country of sale or disposal.

(d) If at any time Net Sales are not publicly reported by the Company in its filings with the Securities and Exchange Commission, the Company shall deliver to the Paying Agent quarterly reports as to Net Sales in the preceding calendar quarter, and the Paying Agent shall deliver a copy of such report to any Holder upon written request. If, on the Termination Date, the First Net Sales Milestone or the Second Net Sales Milestone has not occurred, the Company shall, promptly after such time, deliver to the Paying Agent a certificate (“Non-Compliance Certificate”) setting forth such fact.

(e) Upon the written request of any Holders collectively holding at least one-third of the outstanding CCCPs, the Company shall permit an independent certified public accounting firm of nationally recognized standing selected by the requesting Holders and reasonably acceptable to the Company (the “Holder Auditor”), at the requesting Holders’ expense, to have access upon reasonable notice and during normal business hours to such of the records of the Company as are reasonably necessary to verify the accuracy of the Net Sales during any four consecutive fiscal quarters. No such request may be made to the Company (without regard to which Holders have made such requests) more than once during any four fiscal quarter period. If the Holder Auditor concludes that any of a First Net Sales Milestone or Second Net Sales Milestone has occurred, or that the amount of Net Sales were greater than the amounts reported by the Company, then the requesting Holders shall deliver a report of the Holder Auditor to the Company setting forth in reasonable detail the Holder Auditor’s calculation of the Net Sales. If the Company does not dispute the Holder Auditor calculation of the Net Sales within fifteen business days of the date upon which the Holder Auditor report was delivered to the Company by delivering a written notice of such dispute to the requesting Holders, which notice of dispute shall set forth in reasonable detail the basis of such dispute, then within five business days following the date of such agreement, the Company shall deliver an amount to the Paying Agent as is necessary to pay to the Holders the amounts due to the Holders as a consequence of the Net Sales set forth in the report of the Holder Auditor. Any amounts due to the Holders as a consequence of the Holder Auditor report shall bear interest at a default interest rate of 9%, from the date that the First Net Sales Payment Amount or Second Net Sales Payment Amount, as the case may be, was due. If the Company properly delivers a notice of dispute as set forth above, then the provisions of Section 22 shall govern the resolution of any such dispute. Each person seeking to receive information from the Company in connection with an audit shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with the Company obligating such party to retain all such financial information disclosed to such party in confidence pursuant to such confidentiality agreement.

(f) On the applicable payment date, the Paying Agent shall pay the applicable amount to each of the Holders (the amount to which each Holder is entitled to receive will be based on the number of CCCPs held by such Holder as reflected on the CCCP Register) by (i) check mailed to the address of each Holder as reflected on the CCCP Register as of the close of business on the last business day prior to such payment date or (ii) with respect to Holders that are due amounts in excess of $1,000,000 in the aggregate who have provided the Company with wire transfer instructions in writing, the Paying Agent will make payments by wire transfer of immediately available funds to the account specified in the written instructions of the Company. In addition to the notices required by Section 11 hereof, the Company shall cause the Paying Agent, on behalf of and at the expense of the Company, to mail with (or, in the case of payments made to Holders who have provided the Company with wire instructions, at the same time as) each payment made a copy of each compliance certificate (whether the First Net Sales Compliance Certificate or Second Net Sales Compliance Certificate) to which such payment relates. In addition, the Company shall post a copy of such compliance certificate on its Internet website and issue a press release announcing the occurrence of the applicable milestone date.

(g) The Company shall cause the Paying Agent to promptly (and in no event later than five business days after receipt by the Paying Agent) send each Holder a copy of any Non-Compliance Certificate at such Holder’s registered address.

(h) The Company shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state or local tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. The amounts due the Holders pursuant to the CCCP shall not be subject to any right of set-off.

(i) For United States federal, state, and local tax purposes, the Company and the Paying Agent acknowledge and agree that the CCCPs may be treated as having been issued in an “open transaction” as such term has come to be defined by United States federal income tax common law, including McShain v. Commissioner, 71 TC 998 (1979). Neither the Company nor the Paying Agent shall prepare any books, records, or tax returns, or otherwise act, in a manner that is inconsistent with the characterization of the CCCPs as having been issued in an “open transaction” for United States federal, state, and local tax purposes unless otherwise required as a result of either a change in tax law occurring after the date hereof or a “determination” of a court or taxing authority, as such term is defined by Section 1313 of the Code.

(j) The Paying Agent shall invest any cash held by it for payment to the Holders in a JP Morgan Custodial Account or as reasonably directed by the Company in writing. Any interest and other income resulting from such investment shall promptly be paid to the Company. Notwithstanding anything to the contrary herein, the Company shall be responsible for the sufficiency of, and shall promptly replenish funds held by the Paying Agent to satisfy its payment obligations to Holders.

(k) Any cash that remains undistributed to the Holders of CCCPs twelve months after the payment date set forth in either the First Net Sales Compliance Certificate or the Second Net Sales Compliance Certificate, as applicable, shall be delivered to the Company, upon demand, and shall be held in trust by the Company in a segregated account for the benefit of the Holders. Any Holders of CCCPs who have not theretofore received cash in exchange for such CCCPs shall thereafter look only to the Company for payment of their claim therefor. Notwithstanding any other provisions of this Agreement, any portion of the cash provided by the Company to the Paying Agent that remains unclaimed after termination of this Agreement in accordance with Section 15 hereof (or such earlier date immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity) shall, to the extent permitted by law, become the property of the Company free and clear of any claims or interest of any person previously entitled thereto.

(l) The Paying Agent shall keep copies of this Agreement available for inspection by the Holders during normal business hours at its office. The Company shall supply the Paying Agent from time to time with such numbers of copies of this Agreement as the Paying Agent may request.

(m) Any Holder or Holders of at least one-third in the aggregate of the outstanding CCCPs may, within ninety days of receipt of any Non-Compliance Certificate, deliver a written notice to the Paying Agent and the Company stating that such Holder or Holders object to (a “Notice of Objection”) such Non-Compliance Certificate and setting forth in reasonable detail each of the objections to the events or circumstances described in the Non-Compliance Certificate (collectively, the “Determinations”). If the Company does not agree with the objections to the Non-Compliance Certificate in the Notice of Objection, the Determinations that are in dispute shall be resolved by the procedure set forth in Section 22, which decision shall be binding on the parties hereto and the Holders. If no Notice of Objection is delivered to the Paying Agent within such ninety day period, the applicable First Net Sales Payment Amount or Second Net Sales Payment Amount (collectively, “Payment Amounts”) to which the Non-Compliance Certificate relates shall not be due and payable to the Holders, and the Company and the Paying Agent shall have no further obligations with respect to such Payment Amount (but may have obligations with respect to the other Payment Amounts in accordance with the terms of this Agreement).

Section 8. Notices to the Company and Paying Agent. Any notice or demand authorized by this Agreement to be given or made by the Paying Agent or by any Holder to or on the Company shall be sufficiently given or made when received at the office of the Company expressly designated by the Company as its office for purposes of this Agreement (until the Paying Agent is otherwise notified in accordance with this Section 8 by the Company), as follows:

Teva Pharmaceutical Industries Ltd.

5 Basel St

Petach Tikva, Israel 49131

Fax No.:	011-972-3-926-7429
Attention:	General Counsel

with a copy to:

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

Fax No.:	(212) 446-6460
Attention:	David Fox
Jeffrey Symons
David Feirstein

and to:

Vinson & Elkins LLP

2001 Ross Avenue, Suite 3700

Dallas, TX 75201-2975

Fax No.:	(214) 220-7706
Attention:	Alan Bogdanow
Chris Schmitt

Any notice pursuant to this Agreement to be given by the Company or by any Holder(s) to the Paying Agent shall be sufficiently given when received by the Paying Agent at the address appearing below (until the Company is otherwise notified in accordance with this Section 8 by the Paying Agent).

American Stock Transfer & Trust Company LLC

Operations Center

6201 15th Avenue

Brooklyn, NY 11219

Telephone:	(800) 937-5449
Attention:	Reorganization Department

Section 9. Supplements and Amendments; Actions. (a) Without the consent of any Holders, the Company, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

(ii) to evidence the succession of another person as a successor Paying Agent and the assumption by any successor of the covenants and obligations of such Paying Agent herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

(iii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company shall, in good faith, consider to be for the protection of Holders; provided that in each case, such provisions shall not adversely affect the rights of the Holders; or

(b) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not adversely affect the rights of Holders.

(c) Subject to Section 9(c) hereof, with the written consent of the Holders of not less than a majority of the then outstanding and unpaid CCCPs, the Company (when authorized by a Board Resolution (as defined below)) may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provision of this Agreement, if such addition, elimination or change is in any way adverse to the rights of Holders. It shall not be necessary for any written consent of Holders under this Section 9(b) to approve the particular form of any proposed amendment, but it shall be sufficient if such written consent shall approve the substance thereof. “Board Resolution” means a resolution, certified by the secretary or an assistant secretary of the Company to have been duly adopted by the board of directors and to be in full force and effect on the date of such certification, and delivered to the Paying Agent.

(d) The unanimous consent of each and every Holder affected shall be required for any amendment pursuant to which the amount of cash payable in consideration for the CCCPs would be decreased. The consent of Holders collectively holding at least 80% of the outstanding CCCPs shall be required for any amendment pursuant to which the First Net Sales Payment Amount or Second Net Sales Payment Amount would be decreased or form of consideration thereof to be changed, the First Net Sales Milestone or Second Net Sales Milestone would be increased, or the Termination Date would be accelerated.

(e) Promptly after the execution by the Company of any amendment pursuant to the provisions of this Section 9, the Company shall mail by first class mail, postage prepaid, a notice thereof to the Holders at their addresses as they shall appear on the CCCP Register, setting forth in general terms the substance of such amendment.

(f) Upon the execution of any amendment in accordance with this Section 9, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

(g) The Paying Agent shall be entitled to receive and shall be fully protected in relying upon an officers’ certificate and opinion of counsel as conclusive evidence that any such amendment or supplement is authorized or permitted hereunder, that it is not inconsistent herewith, and that it will be valid and binding upon the Company in accordance with its terms.

Section 10. Enforcement of Rights of Holders. Any actions seeking enforcement of the rights of Holders hereunder may be brought either by the Paying Agent or the Holders of at least one-third of outstanding and unpaid CCCPs.

Section 11. Company May Consolidate, Etc. (a) The Company shall not consolidate with or merge into any other Person (as defined in the Merger Agreement) or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i) the board of directors of the Company shall have determined that, following such transaction, such Person would reasonably be expected to be able to carry out the obligations of the Company hereunder;

(ii) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall, by a supplemental contingent consideration payment agreement or other acknowledgment executed and delivered to the Paying Agent, expressly assume payment of amounts on all the CCCPs and the performance of every duty, obligation liability and covenant of this Agreement, subject to the conditions herein, on the part of the Company to be performed or observed in the manner prescribed herein; and

(iii) the Company has delivered to the Paying Agent a Certificate executed by the Chief Executive Officer of the Company, stating that such consolidation, merger, conveyance, transfer or lease complies with this Section 11 and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 11(a) hereof, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CCCPs.

(c) In the event that (i) the Company shall enter into any definitive agreement with respect to a consolidation or merger (whether by proxy, tender offer or otherwise) involving the Company and for which approval of stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or a tender offer or exchange offer for shares of its common stock; or (ii) the Company shall file (or have filed against it) for the voluntary or involuntary dissolution, liquidation or winding up of the Company, then the Company shall give prompt written notice to the Paying Agent and shall cause the Paying Agent, on behalf of and at the expense of the Company to give to each Holder of a CCCP at his, her or its address appearing on the CCCP Register, at least ten days prior to the applicable record date for such transaction, or the date of the event in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (x) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is reasonably expected to become effective or consummated or (y) the initial expiration date set forth in any tender offer or exchange offer for shares of the Company’s common stock. The failure by the Company or the Paying Agent to give such notice or any defect therein shall not affect the legality or validity of any consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any such action.

(d) The Company shall not convey, transfer, lease or license the exclusive right to market and sell Zecuity to any Person, other than to Affiliates of the Company, unless:

(i) the board of directors of the Company shall have determined that, following such transaction, such Person would reasonably be expected to be able to carry out the obligations of the Company hereunder;

(ii) the Person that acquires the exclusive right to market and sell Zecuity by conveyance, transfer, leases or license shall, by a supplemental contingent consideration payment agreement or other acknowledgment executed and delivered to the Paying Agent, expressly assume payment of amounts on all the CCCPs and the performance of every duty, obligation liability and covenant of this Agreement, subject to the conditions herein, on the part of the Company to be performed or observed in the manner prescribed herein; and

(iii) the Company has delivered to the Paying Agent a Certificate executed by the Chief Executive Officer of the Company, stating that such consolidation, merger, conveyance, transfer or lease complies with this Section 11 and that all conditions precedent herein provided for relating to such transaction have been complied with.

(e) Notwithstanding compliance with Section 11(d) hereof, the Company shall not be relieved of any of its obligations and covenants under this Agreement and the CCCPs.

(f) The provisions of this Section 11 shall apply to successive transactions.

Section 12. Certain Rights of the Paying Agent. The Paying Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders, by their acceptance of the CCCPs, shall be bound:

(a) The statements contained herein and in any notice delivered by the Company shall be taken as statements of the Company, and the Paying Agent assumes no responsibility for the correctness of any of the same except such as describe the Paying Agent or any action taken by it. The Paying Agent assumes no responsibility with respect to the distribution of the CCCPs except as herein otherwise provided.

(b) The Paying Agent shall not be responsible for any failure of the Company to comply with the covenants contained in this Agreement to be complied with by the Company. The Paying Agent shall not be responsible for the failure of the Company to issue any certificate required under this Agreement or to determine whether such certificate is required or for the contents of any certificate issued by the Company.

(c) The Paying Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either by itself (through its employees) or by or through its attorneys or agents (which shall not include its employees) and shall not be responsible for the misconduct of any agent appointed with due care.

(d) The Paying Agent may consult at any time with legal counsel satisfactory to it (who may be counsel for the Company), and the Paying Agent shall incur no liability or responsibility to the Company or to any Holder in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

(e) Whenever in the performance of its duties under this Agreement the Paying Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless such evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, one of the Vice Presidents, the Treasurer or the Secretary of the Company and delivered to the Paying Agent; and such certificate shall be full authorization to the Paying Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(f) The Company agrees to pay the Paying Agent reasonable compensation for all services rendered by the Paying Agent in the performance of its duties under this Agreement, to reimburse the Paying Agent for all expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Paying Agent (including reasonable fees and expenses of the Paying Agent’s counsel and agents) in the performance of its duties under this Agreement, and to indemnify the Paying Agent and save it harmless against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Paying Agent in the performance of its duties under this Agreement, except as a result of the Paying Agent’s gross negligence or bad faith.

(g) The Paying Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more Holders shall furnish the Paying Agent with reasonable security and indemnity satisfactory to the Paying Agent for any costs and expenses which may be incurred, but this provision shall not affect the power of the Paying Agent to take such action as the Paying Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement may be enforced by the Paying Agent, and any such action, suit or proceeding instituted by the Paying Agent shall be brought in its name as Paying Agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

(h) The Paying Agent and any stockholder, director, officer or employee of the Paying Agent may buy, sell or deal in any other securities of the Company or become pecuniarily interested in any transactions in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Paying Agent under this Agreement or such director, officer or employee. Nothing herein shall preclude the Paying Agent from acting in any other capacity for the Company or for any other legal entity including, without limitation, acting as transfer agent or as a lender to the Company or an affiliate thereof.

(i) The Paying Agent shall act hereunder solely as agent, and its duties shall be determined solely by the provisions hereof. The Paying Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own gross negligence or bad faith.

(j) The Paying Agent will not incur any liability or responsibility to the Company or to any Holder for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

(k) The Paying Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Paying Agent) or in respect of the validity of any CCCP.

(l) The Paying Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Chairman of the Board, the Chief Executive Officer President, the Chief Financial Officer, any Vice President or the Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and shall not be liable for any action taken or suffered to be taken by it in good faith and without negligence in accordance with the instructions of any such officer or officers.

Section 13. Designation; Removal; Successor Paying Agent. The Paying Agent may resign at any time and be discharged from its duties under this Agreement by giving to the Company thirty days’ notice in writing. The Company may remove the Paying Agent or any successor Paying Agent by giving to the Paying Agent or successor Paying Agent thirty days’ notice in writing. If the Paying Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Paying Agent. If the Company shall fail to make such appointment within a period of thirty days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Paying Agent or by any Holder (whose name shall appear on the CCCP Register), then any Holder may apply to any court of competent jurisdiction for the appointment of a successor to the Paying Agent. Pending appointment of a successor Paying Agent, either by the Company or by such court, the duties of the Paying Agent shall be carried out by the Company. Any successor Paying Agent, whether appointed by the Company or such a court, shall be a bank or trust company in good standing, incorporated under the laws of the United States of America or any State thereof or the District of Columbia and having at the time of its appointment as Paying Agent a combined capital and surplus of at least $10,000,000. After appointment, the successor Paying Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Paying Agent without further act or deed; but the former Paying Agent shall deliver and transfer to the successor Paying Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for such purpose. In the event of such resignation or removal, the Company or the successor Paying Agent shall mail by first class mail, postage prepaid, to each Holder, written notice of such removal or resignation and the name and address of such successor Paying Agent. Failure to file any notice provided for in this Section 13, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Paying Agent or the appointment of the successor Paying Agent, as the case may be.

Section 14. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Guarantor, the Company, the Paying Agent or any Holder shall bind and inure to the benefit of their respective successors, assigns, heirs and personal representatives.

Section 15. Termination; Effect of Termination. (a) Subject to the resolution of any disputes in accordance with Sections 7(m) and 22 hereof, this Agreement will terminate at 5:00 p.m., New York City time, on the earlier of (i) the date that all payments are sent by the Paying Agent in respect of the payment date set forth in any certificate delivered pursuant to Section 7(a)(i) and Section 7(b)(i) hereof and (ii) the Termination Date.

(b) Notwithstanding anything to the contrary contained herein, the indemnification contained in Section 12(f) hereof shall survive termination of this Agreement.

(c) Upon termination of this Agreement, each CCCP shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease.

Section 16. Guarantee. (a) The Guarantor expressly, absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to the Holders, the due, punctual and complete performance when required of all payment obligations of the Company under this Agreement (the “Obligations”). The Guarantee is in no way conditioned upon any requirement that the Holders first attempt to collect the Obligations from the Company or resort to any security or other means of collecting payment. Should the Company default in the due and punctual payment or performance of the Obligations, the Guarantor’s obligations hereunder shall become immediately due and payable to the Holders. All sums payable by the Guarantor hereunder shall be made in immediately available funds in U.S. Dollars. The Holders may, in their sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations regardless of whether any action is brought against the Company or any other person or whether the Company or any other person is joined in any such action or actions.

(b) In the event that the Company becomes subject to a bankruptcy, reorganization or similar proceeding, (i) the Holders shall not be obligated to file any claim relating to the Obligations and the failure of the Holders to so file shall not affect the Guarantor’s obligations hereunder, and (ii) the Obligations shall not be affected or delayed by any such proceeding. In the event that any payment to the Holders in respect of any Obligations is rescinded or must otherwise be returned or reduced for any reason whatsoever, this Guarantee shall continue to be effective or be reinstated, as the case may be, and the Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made. This is an unconditional guarantee of payment from Guarantor and not of collection.

(c) In the event that the Guarantor consolidates with or merges into any other Person (as defined in the Merger Agreement) or conveys, transfers or leases its properties and assets substantially as an entirety to any other Person, such other Person shall assume the Obligations at the time of such consolidation, merger or sale, and shall promptly provide evidence to the Holders of such assumption.

Section 17. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 18. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Paying Agent and the Holders any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Paying Agent and the Holders.

Section 19. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 20. Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 21. Additional Covenants. (a) List of Holders. The Company shall furnish or cause to be furnished to the Paying Agent (a) in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within five business days of the Effective Time, and (b) at such times as the Paying Agent may request in writing, within five business days after receipt by the Company of any such request, a list, in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), of the names and the addresses of the Holders as of a date not more than fifteen days prior to the time such list is furnished.

(a) Ability To Make Prompt Payment. Neither the Company nor any of its subsidiaries shall enter into any agreement that would restrict the Company’s obligation or ability to be able to promptly make or cause to be made payments to the Holders under this Agreement or otherwise restrict the Company’s ability to fund or cause to be funded such payments.

Section 22. Negotiation; Arbitration. (a) Prior to any arbitration pursuant to Section 22(b) hereof, the Company, the Paying Agent and any Holder or Holders of at least 20% in the aggregate of the outstanding CCCPs shall negotiate in good faith for a period of thirty days to resolve any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof.

(b) After expiration of the thirty-day period contemplated by Section 22(a) hereof, such controversy or claim, including any claims for breach of this Agreement, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The Company, the Paying Agent and any Holder or Holders of at least 20% in the aggregate of the outstanding CCCPs may initiate an arbitration for any matter relating to this Agreement. The number of arbitrators shall be three. Within fifteen days after the commencement of arbitration, each party shall select one person to act as arbitrator, and the two selected shall select a third arbitrator within 15 days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The place of the arbitration shall be New York, New York, and the arbitration shall be conducted in such a manner so that the written opinion of the arbitrators is given within one hundred eighty days after the arbitrators are selected. The arbitrators shall be lawyers or accountants practicing at a nationally recognized accounting firm or retired judges with experience in the life sciences industry and with mergers and acquisitions; provided, however, that in the event of a dispute with regard to a report by the Holder Auditor, the third arbitrator shall be an accountant practicing at a nationally recognized accounting firm. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both parties. All fees and expenses incurred in connection with any arbitration, including the costs and expenses billed by the arbitrators in connection with the performance of their duties described herein shall be paid by the party or parties against whom the arbitrators rule.

(c) Any award payable in favor of the Holder or Paying Agent as a result of arbitration shall be distributed to the Holders on a pro rata basis, based on the number of CCCPs held by each Holder.

(d) All negotiations pursuant to this Section 22 shall be confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

(e) The Company shall cause Paying Agent to give written notice to all Holders of the outstanding CCCPs of a dispute governed by this Section 22 within five business days of the date upon which such dispute is initiated or the date on which an objection to a report of the Holder Auditor is delivered. Such notice shall state that there is a dispute is pending with respect to matters covered by this agreement, the contact information of the representative of the Holders and that any Holder with questions should contact the representative of the Holders.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

TRAIN MERGER SUB, INC.

By:
Name:
Title:

By:
Name:
Title:

AMERICAN STOCK TRANSFER & TRUST COMPANY as Paying Agent

By:
Name:
Title:

For the purposes of Section 16 only:

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:
Name:
Title:

By:
Name:
Title: